

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Mr. Rick Olin
VP, General Counsel
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

     Re: TechTarget, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 15, 2012
            File No. 001-33472

Dear Mr. Olin:

     We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business

Customers, page 13

1.   You indicate in this section that one customer represented 12.8% of your total revenue in fiscal 2011. In your response letter, please identify this customer and confirm that in future filings you will name customers who account for 10% or more of your revenue. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

2.   Please consider expanding your overview in future filings to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term.   Refer to Section III.A of SEC Release 33-8350. For example, please tell us what consideration you gave to discussing in your overview the impact on your financial condition of the continued weakness in the macro economy and the expansion of your international operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3456 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                Sincerely,

                                /s/ Matthew Crispino

                                Matthew Crispino
                                Staff Attorney